UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Monarch Services Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
609020102 (CUSIP Number)
Gregg Schneider 10445 Wilshire Blvd #1806 Los Angeles, ca 90024 310 470 5105 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 609020102

1.	Names of Reporting Persons. Gregg Schneider I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 147,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 147,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,500 shares of cmmon stock, 9.11%

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.11%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Monarch Services, Inc. Common Stock 4517 Harford Road, Baltimore, MD 21214

Item 2. Identity and Background.

(a)	Name: Gregg Schneider

(b)	Residence or business address: 10445 Wilshire Blvd #1806 Los Angeles CA 90024

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: No.

(e)	Court or Administrative Proceedings: No.

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration: Personal funds were used to purchase 147,500 shares of common stock for total consideration of $43,233.00

Item 4. Purpose of Transaction

         Mr. Schneider will not yet make comments on management's decisions that have been made in the last 5 years or so. He will wait and see for 60 days or so what transpires with several items, including the impending sale of the real estate/property owned by the company, and further dissemination of information regarding the "Bokram/Girls Life Magazine" transaction. At an appropriate time, Mr. Schneider will go into much greater detail about the past, the present, and his ideas for the future plans of the issuer to maximize to shareholder value.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Yes. Mr. Schneider may purchase additional shares.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not at this moment.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Mr. Schneider supports the sale of the real estate previously mentioned.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at this moment.
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at this moment.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

If anything, Mr. Schneider would like the company to asap make all proper filings and list itself onto the Bulletin Board.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No.
(j) Any action similar to any of those enumerated above.
No.

Item 5. Interest in Securities of the Issuer.

(a)	147,500 shares of common stock, 9.11%

(b)	147,500 shares

(c)	147,500 shares of common stock were purchased in open market transactions.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
12/03/2007 12/04/2007 12/12/2007 12/13/2007 12/18/2007	5000 5000 10000 50000 77500	.30 ..30 ..31 ..285 ..295

(d)	No.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. No.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007
Gregg Schneider
By:	/s/ Gregg Schneider Gregg Schneider

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